PROKOM SOFTWARE SA

SUPPL

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

02055681

date: 31 Oct, 2002 *pages:* 1

subject: **THE MANAGEMENT BOARD'S STATEMENT OF THE FINANCIAL REPORTS REALIBILITY**

The Management Board of Prokom Software S.A. confirms the earlier statements that the financial data included in Company's periodical reports are authentic, reliable and do not omit any facts or circumstances, which disclosed is required by Law, as well as that according to our best knowledge, beside disclosed in these reports, there are no other significant Company's obligations or circumstances, which could exert significant influence on its legal, proprietary and financial position as well as on achieved financial results. That state as well as the fact, that financial data included in Company's annual and semi-annual reports are prepared and presented according to the requirements of appropriate regulations is certified with Company's auditor reports – PricewaterhouseCoopers Sp. z o.o.

31 October, 2002	Ryszard Krauze	President of the Management Board
	Tadeusz Dyrga	Vice President of the Management Board
	Piotr Mondalski	Vice President of the Management Board
	Mirosław Szturmowicz	Vice President of the Management Board
	Krzysztof Wilski	Vice President of the Management Board
	Bogdan Bartkowski	Member of the Management Board
	Jacek Duch	Member of the Management Board
	Krzysztof Kardaś	Member of the Management Board
	Tadeusz Kij	Member of the Management Board
	Beata Stelmach	Member of the Management Board
	Maciej Wantke	Member of the Management Board
	Maria Janicka	General Accountant

dlw 11/18

PROKOM
SOFTWARE SA

FAX

02 NOV -4 AM 8:05

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 30 Oct, 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2.. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz..U. – 2002 Nr 49).

subject: **THE FULFILING OF SOFTBANK SA'S SHARES PURCHASE AGREEMENT CONDITIONS**

The Management Board of Prokom Software S.A. informs, that:

On 29 October 2002 Company received information on obtaining indispensable consents conditioning coming into force of Shareholders agreement concluded between Prokom Software SA and Mr Aleksander Lesz, about which the Company informed in current report RB/51/2002 on 25 October 2002, including:

1) The decision of Office for Competition Consumer Protection allowing to make the concentration through taking control over Softbank SA by Prokom Software SA;
2) The consent of Polish Securities and Exchange Commission for purchasing a block of shares ensuring exceeding 33% of votes at General Shareholders' Meeting of Softbank SA by Prokom Software SA.

30 Oct, 2002 Beata Stelmach
Member of the Management Board